Metals Acquisition Limited

3rd Floor, 44 Esplanade

St Helier, Jersey, JE4 9WG

September 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Daniel Morris Timothy Levenberg

Re:	Metals Acquisition Limited – Withdrawal of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 5 to Registration Statement on Form F-1 on Form F-3 (File No. 333-276216)

Ladies and Gentlemen:

On September 25, 2024, Metals Acquisition Limited (the “Company”) filed Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment No. 1”) to the Post-Effective Amendment No. 5 to Registration Statement on Form F-1 on Form F-3 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Pre-Effective Amendment No. 1 effective as of the date hereof. The Company has determined to withdraw the Pre-Effective Amendment No. 1 to update the coding of the filing through the Commission’s Electronic Data Gathering, Analysis and Retrieval system. The Pre-Effective Amendment No. 1 has not been declared effective by the Commission and no securities have been issued or sold under the Pre-Effective Amendment No. 1. Based on the foregoing, the Company submits that the withdrawal of the Pre-Effective Amendment No. 1 is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

No fees were paid to the Commission in connection with the filing of the Pre-Effective Amendment No. 1.

If you have any questions, please contact the Company’s legal counsel, Ryan J. Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3712 or ryan.dzierniejko@skadden.com.

Very truly yours,

METALS ACQUISITION LIMITED

By:	/s/ Michael James McMullen
Name: Michael James McMullen
Title: Chief Executive Officer

cc:

Morné Engelbrecht, Chief Financial Officer, Metals Acquisition Limited

Chris Rosario, General Counsel and Joint Company Secretary, Metals Acquisition Limited

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP